Pruco Life Insurance Company	Thomas C. Castano
Vice President and Corporate Counsel
Law Department

Pruco Life Insurance Company

213 Washington Street

Newark, NJ 07102-2992
(973) 802-4708 fax: (973) 802-9560

July 6, 2009

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Pruco Life Variable Universal Account

Initial Registration Statements on Form N-6

File Nos. 333-158634

Dear Ms. Samuel:

Thank you for your letter of June 10, 2009 providing commentary for the above-referenced registration statement, and for taking the time to speak with me recently. We have resolved your comments as described below, leaving the page number references conformed to those in your letter:

1. Summary of Charges and Expenses (Pages 1-5)

(a) In the first paragraph of this page, we have added text to indicate that the "Definitions of Special Terms" is located at the end of the prospectus, and have capitalized all the terms that are defined there.

(b) In each of the fee tables, we moved text describing the basis on which the charge is calculated from the Amount Deducted column to the first column or to a footnote.

(c) Based on our discussion, the No Lapse Contract Fund charges are only used to determine if the Lapse Protection Rider is in place and are not actual charges imposed under the contract. Consequently we have not included them in the fee tables.

2. Transfer Among Investment Options/Access to Contract Value (Pages 8-9)

Based on our discussions, the term “in a form that meets our needs” mirrors the language in the policy and has helped us prevail against market timing. We understand that we have agreement to use the term "in a form that meets our needs."

3. Access to Contract Values (Page 9)

The valuation period is a defined term found on the "Definitions of Special Terms" page. As indicated above, all defined terms are now capitalized throughout the prospectus and SAI.

4. The Pruco Life Variable Universal Account (page 14)

We have added text to the second paragraph that clarifies that we will only transfer to the general account funds equal to capital contributions and earned fees and charges.

In addition, we have also added text to the beginning of the fourth paragraph stating that the depositor is obligated to pay all amounts promised to Contract Owners under the Contract.

5. The Fixed Rate Option (Page 23)

We changed the last sentence to state that inaccurate or misleading disclosure “is” rather than “may be” subject to federal security laws. Also, we added a fourth sentence to the first paragraph stating that the Fixed Rate Option is subject to the claims paying ability of the insurance company.

6. Lapse Protection Rider (Page 32)

We added the missing word in the second sentence of the fifth paragraph.

7. Overloan Protection Rider/Other Optional Riders (Pages 33-34)

We have eliminated the subjective clauses, and for the Living Needs Benefit Rider, we have also spelled out the minimum amount that may be accelerated.

8. Available Types of Premium (Page 35-36)

We have combined two paragraphs and modified the reference to the tax section where we explain the Guideline Premium Test and the Cash Value Accumulation Test.

9. Persistency Credit (Page 46)

We added text to specify how the Persistency Credit is calculated and we have provided a numerical example.

10. Last page (Page 59)

We have updated the telephone number to the Public Reference Room on both pages where it appears. In addition, we disclose that more information regarding the Account may be found in the SAI, and that the SAI and personalized illustrations are available without charge.

11. Exhibits Portfolio Annual Expense (Page 13)

Based on our conversations, we have attached actual selling agreements as exhibits.

12. Financial Statements, Exhibits, and Other Information

The financial statements, any required exhibits and any other required disclosure have been filed in the Pre-Effective Amendment to the registration statements.

If you have any questions, please contact me at 973-802-4708.

By:	/s/ Thomas C. Castano
Thomas C. Castano
Vice President and Corporate Counsel
Pruco Life Insurance Company

via EDGAR